Exhibit 99.3

ALLIANCE GAMING CORPORATION

COMPENSATION COMMITTEE CHARTER

1.                   Members.  The Compensation Committee shall consist of at least three or more members who shall be appointed by and serve at the pleasure of the Board of Directors.  Each member must be a director who meets the New York Stock Exchange definition of “independence,” as determined by the Board.  The Board shall designate one member as the Committee’s chair.

2.                                       Purpose, Duties, and Responsibilities.  The Committee shall be responsible for establishing the compensation policies of the company.  Specifically, the Committee shall have the authority and responsibility to:

a.                                       Review and approve corporate goals and objectives relevant to the compensation, evaluate the chief executive officer’s performance in light of those goals and objectives, and determine and approve the CEO’s compensation level based on this evaluation.

b.                                      Evaluate the performance and compensation of the chairman of the Board, and, if the chairman is not also the CEO, recommend to the Board the chairman’s compensation.

c.                                       Review and recommend to the Board the compensation policy for other executive officers of the company and such other officers and employees of the company as directed by the Board of Directors.

d.                                      Review and recommend to the Board the criteria by which bonuses to the company’s senior employees are determined, including under the company’s management incentive plan.

e.                                       Review and, after consultation with the CEO, make recommendations to the Board regarding:

i.                                          The compensation of all other executive officers annually.

ii.                                       Any employment agreements between the company and the executive officers of the company.

iii.                                    Any employment agreements between the company and any employee who reports directly to the CEO or whose annual monetary compensation exceeds $150,000.

f.                    Administer, within the authority delegated by the Board, the company’s various long-term incentive plans and such other stock option or equity participation plans as may be adopted by the Board from time to time.

g.                                      Review and recommend to the Board all major compensation or benefit programs involving commitments beyond one year (e.g., pension, profit-sharing, etc.).

h.                                      Produce the Committee report on executive compensation as required by the SEC for inclusion in the company’s annual proxy statement or Form 10—K.

i.              Report Committee actions to the Board.

j.              Evaluate the performance of the Committee annually.

k.                                       Make such additional reports and recommendations to the Board as the Committee may see fit within the scope of its functions.

l.                    Perform such other duties and responsibilities as may be assigned to the Committee from time to time by the Board or the Board Chairman or as designated in plan documents.

m.                                    Appoint one or more subcommittees composed of one or more directors and delegate any of its duties and responsibilities to such subcommittees, as the Committee may from time to time deem appropriate.

n.                                    Delegate any of its duties and responsibilities to officers of the company or other key company management personnel, as the Committee may from time to time deem appropriate, except that the Committee may not delegate its duties and responsibilities under paragraph 2.a or 2.b above.

o.                                      Retain, consult with, and seek advice from appropriate management personnel, outside consultants, auditors, actuaries, investment managers, or attorneys, on any of its duties and responsibilities, as the Committee may from time to time deem appropriate.  The Committee shall have sole authority to retain and terminate any of the foregoing, including sole authority to approve fees and other retention terms.

3.                                       Meetings.  The Committee shall meet as often as it deems necessary or appropriate, in its judgment, but not less than twice a year, either in person or telephonically, and at such times and places as the Committee determines.  The Committee shall report to the full Board with respect to each meeting and shall make such reports to shareholders as are required by applicable regulations or as are deemed advisable in the Committee’s judgment.  A majority of the members of the Committee shall constitute a quorum.